Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That pursuant to a unanimous consent in lieu of a meeting of the Board of Directors of BidGive International, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting such amendment to the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered V, Section A so that, as amended, said Article shall be and read as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is one hundred and sixty million (160,000,000) shares.  One hundred and fifty million (150,000,000) shares shall be Common Stock, $0.001 par value, and ten million (10,000,000) shares shall be Preferred Stock, $0.001 par value.”

SECOND:  That thereafter, pursuant to a written consent of the stockholders of the corporation in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware the necessary number of shares as required by statute voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17th day of December, 2009.

By: /s/ James P. Walker, Jr.
Authorized Officer

Title: President, Secretary and Director

Name: James P. Walker, Jr.
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